Exhibit 1.02

Aetrium Incorporated

Conflict Minerals Report

For the Reporting Period from January 1, 2013 to December 31, 2013

In Accordance with Rule 13p-1

This Conflict Minerals Report of Aetrium Incorporated (“Aetrium”), for calendar year 2013 is presented to comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Section 1502”) and Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Section 1502 and Rule 13p-1 require that Aetrium perform certain procedures and disclose information about the use and origin of conflict minerals if these minerals are deemed to be necessary to the functionality or production of a product manufactured by Aetrium, or contracted to be manufactured for Aetrium. The minerals covered by these rules are commonly referred to as “conflict minerals” and include tin, tantalum, tungsten and gold (collectively “3TG”). This report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides for a temporary accommodation for the first four years following November 13, 2013 for smaller reporting companies like Aetrium.

Business Overview

During the year ended December 31, 2013, Aetrium was a manufacturer of semiconductor handling equipment and, until July 31, 2013, was also a manufacturer of reliability test equipment used to test integrated circuits. On July 31, 2013, Aetrium sold its reliability test equipment line of products to Cascade Microtech, Inc. In April of 2014, Aetrium transferred its IC handler product line to Boston Semi Automation, LLC. As a result of these transactions, Aetrium has fully divested its operations previously conducted during the period covered by this report. In April 2014, Aetrium acquired a manufacturer of modular housing units that is located in South Paris, Maine. The modular housing business represents Aetrium’s only remaining operations.

Due to the specific electrical properties of certain conflict minerals, we have determined that conflict minerals are necessary to the functionality and production of certain of our products.

Reasonable Country of Origin Inquiry and Due Diligence

Aetrium’s reasonable country of origin inquiry (“RCOI”) was designed to determine whether any of the conflict minerals that are necessary to the functionality and production of our products may have originated from the Democratic Republic of the Congo, or an adjoining country (the “Covered Countries”). Our RCOI primarily consisted of conducting a supply-chain survey using the reporting template provided by the Electronic Industry Citizenship Coalition (“EICC Survey”). We distributed the EICC Survey to suppliers who provided us with components likely to contain conflict minerals during the period covered by this report.

In addition, Aetrium has developed and adopted a Conflict Mineral Policy Statement which is posted at: www.atrmcompanies.com.

1

Due to the breadth and complexity of our previous products and supply chain, it will take time for many of these suppliers to verify the origin of all of the minerals, and they may not succeed in determining the origin of all or any such minerals.

Despite having conducted a good faith RCOI, we do not currently have sufficient information from the surveyed suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in a Covered Country and are not from recycled or scrap sources.

Using our supply chain due diligence processes and continuing our outreach efforts, in combination with leveraging industry standard programs, we hope to further develop transparency into the supply chain utilized during the period covered by this report.

Risk Mitigation and Improved Due Diligence

In an effort to improve our due diligence process and to further increase the transparency of our conflict mineral supply chain, Aetrium anticipates undertaking the following steps:

●	extend the scope of our due diligence to include more of our suppliers of products likely to contain conflict mineral;

●	increase the response rate and quality of suppliers’ surveys through various techniques, including improved outreach; and

●	conducting training of sessions on conflict minerals for Aetrium employees responsible for procurement and compliance.

Website Availability

This Conflict Minerals Report and the Aetrium Conflict Mineral Policy Statement, are publicly available at: www.atrmcompanies.com.

2